

September 29, 2022

Anil Idnani
Chief Executive Officer
Maison Luxe, Inc.
1 Bridge Plaza
2nd Floor
Fort Lee, NJ 07024

> **Re: Maison Luxe, Inc.**
> **Post Qualification Amendment to Form 1-A**
> **Filed September 23, 2022**
> **File No. 024-11833**

Dear Mr. Idnani:

This is to advise you that we do not intend to review your offering statement.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rucha Pandit at 202-551-6022 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Eric Newlan